[LETTERHEAD OF HARRIS & HARRIS GROUP, INC.]

April 3, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Larry Greene

Re:	Harris & Harris Group, Inc. CIK: 0000893739
Request to Disregard Amendment to Registration Statement on Form N-2
File Nos. 333-138996 and 811-07074

Dear Mr. Greene:

On April 3, 2008, Harris & Harris Group, Inc. (the “Company”) filed Post-Effective Amendment No. 2 under the Securities Act of 1933 to the Company’s Registration Statement on Form N-2 (Accession Number 0001144204-08-020241). Due to printer error, the amendment was incorrectly submitted under the Securities Act of 1933 (File No. 333-138996) and the Investment Company Act of 1940 (File No. 811-07074). The amendment should have only been filed under the Securities Act of 1933 (File No. 333-138996). The Registrant therefore respectfully requests that the filing under the Investment Company Act of 1940 (File No. 811-07074) be disregarded.

If you have any questions, please contact the undersigned (212) 582-0900.

Very truly yours,

/s/ Sandra Matrick Forman

Sandra Matrick Forman
General Counsel

cc:	Richard Prins Skadden, Arps, Slate, Meagher & Flom LLP